October 18, 2004

Choice Funds Board of Trustees

5299 DTC Boulevard

Suite 1150

Greenwood Village, Colorado 80111

Re: Advisory Fee Waivers

Dear Trustees:

As you are aware, Choice Investment Management, LLC (the “Adviser”) has imposed upon itself a voluntary advisory fee waiver for the benefit of certain series of Choice Funds, listed below (the “Funds”).  The Adviser hereby contractually binds itself, as of the date hereof, to waive or limit its management fees and to reimburse expenses, other than extraordinary or non-recurring expenses, through the fiscal year ending October 31, 2005, so that total annual fund operating expenses for each Fund do not exceed the Fund’s percentage of average daily net assets indicated below:

Fund Name	Class A	Class C
Focus Fund	2.50%	3.25%
Market Neutral Fund	3.40%	4.50%
Long-Short Fund	4.00%	4.65%

The foregoing expense limitation is an annual, not monthly, expense limitation.  Consequently, if the amount of the expenses accrued during a month is less than the expense limitation, the following shall apply: (i) the Adviser shall be reimbursed by the respective Fund(s) in an amount equal to such difference, but not in an amount in excess of any deductions and/or payments previously made during the fiscal year; and (ii) to the extent reimbursements are not made pursuant to (i), above, the Fund(s) shall establish a credit to be used in reducing deductions and/or payments which would otherwise be made in subsequent months of the fiscal year.

Nothing herein shall limit or alter the Adviser’s right to seek reimbursement of any fee waivers or expense reimbursement from these Funds within the three-year period following such waiver or expense reimbursement as provided in the Investment Advisory Agreement between the Adviser and Choice Funds.

The Adviser hereby authorizes the Funds and their administrator to reduce the monthly advisory fee to the extent necessary to effectuate the limitations stated above.  In the event accrued expenses exceed the limitations stated above after reduction of the advisory fee, the Adviser hereby authorizes the Funds and their administrator to invoice us monthly for the differences.  The Adviser will pay to the Funds any such amounts promptly after receipt of an invoice.

Sincerely,

/s/Patrick Adams________________

Authorized Officer,

Choice Investment Management, LLC.

Acknowledged Choice Funds:

/s/ Patrick Adams____________

Authorized Officer, Choice Funds